CERTIFICATE OF AMENDMENT
                       TO THE ARTICLES OF INCORPORTION OF
                        NORTHPORT INDUSTRIES, INC.

     We, the undersigned, Robert Michelini, President, and Mathias Baumgartner, Secretary, of Northport Industries, Inc., a Nevada corporation (the "Corporation"), do hereby certify:

     Pursuant to Section 78.1955 of the Nevada Revised Statutes, the Articles of Incorporation of the Corporation shall be amended as follows:

     IV. AUTHORIZATION OF CAPITAL STOCK: The amount of the total authorized capital stock of the Corporation shall be:

          A. Twenty-Five Million (25,000,000) shares of common stock with a par value of $0.001 per share;

          B. Twelve Million Five Hundred Thousand shares of preferred stock with a par value of $0.25 per share, 400,000 of which have been designated by the Board of Directors as Series A Non-Voting Preferred Stock with the following rights, privileges and preferences: (i), non-voting; (ii), Redemption or Face Value of $1 per share; (iii), 5% cumulative dividend on the Redemption or Face Value; (iv), callable at any time by the Company, by payment of the Redemption or Face Value and any accrued 5% cumulative dividends; (v), convertible at the option of the holder into "restricted securities" in common stock of the Company at the Redemption or Face Value, on the closing price of the common stock of the Company on the OTC Bulletin Board of the NASD or any other recognized market where these securities publicly trade on the day prior to the conversion; (vi), that the holder can "put" the unconverted preferred stock to the Company at the Redemption or Face Value three years after the issuance date of the preferred stock; and (vii) in the event for any reason the preferred stock is still outstanding after three years from its issuance, the Company, at its option, may convert the Redemption or race Value into "restricted securities" in common stock of the Company on the closing price of the common stock of the Company on the OTC Bulletin Board of the NASD or any other recognized market where these. securities publicly trade on the day prior to conversion;

      The amendment was adopted by unanimous vote of the Board of Directors of the Corporation pursuant to Section 78.1955 of the Nevada Revised Statutes.

                         /s/Robert Michelini
                            Robert Michelini, President

                         /s/Mathias Baumgartner
                              Mathias Baumgartner, Secretary

STATE OF TEXAS

COUNTY OF VAL VERDE )ss

    On the 13th day of November, 1998, personally appeared before me, a Notary Public, Robert Michelini, who acknowledged that he is the President of Northport Industries, Inc., and that he is authorized to and did execute the above instrument.
                      /s/Diana Lopez
                      Notary Public, State of Texas

(Notary Seal)

PROVINCE OF ONTARIO
                     ss
COUNTY OF ESSEX

On the 12th day of November, 1998, personally appeared before me, a Notary Public, Mathias Baumgartner, who acknowledged that he is the Secretary of Northport Industries, Inc., and that he is authorized to and did execute the above instrument.

                    /s/Robert Paul Layfield
                    Notary Public, Ontario